Exhibit 99.53

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

OSC NOTICE TO PUBLIC

ISSUER:

DeFi Technologies Inc.

Principal Jurisdiction – Ontario

DATES:

Preliminary Short Form Base Shelf Prospectus dated June 30, 2023

Withdrawn on August 26, 2023

FILING NUMBER:

3557443